October 3, 2019

Ren  Lacerte
Chief Executive Officer
Bill.com Holdings, Inc.
1810 Embarcadero Road
Palo Alto, California 94303

       Re: Bill.com Holdings, Inc.
           Draft Registration Statement on Form S-1
           Submitted September 6, 2019
           CIK 0001786352

Dear Mr. Lacerte:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Overview
Our Opportunity, page 3

1. We note your disclosure that North American companies make $25 trillion of business-to-
       business payments annually. For context, please disclose the dollar amount of business-
       to-business payments made by small and midsize businesses.
 Ren  Lacerte
FirstName LastNameRen  Lacerte
Bill.com Holdings, Inc.
Comapany 2019
October 3, NameBill.com Holdings, Inc.
Page 2
October 3, 2019 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Net Dollar-Based Retention Rate, page 64

2. Please revise to disclose how net dollar-based retention rate is used to monitor your business. Also, revise to provide the actual percentage of net dollar-based retention for each of the eight fiscal quarters preceding the quarterly period ended June 30, 2019 and discuss any significant fluctuations in such rates.
Cohort Analysis, page 65

3. Please revise to disclose why you exclude customers acquired through financial institutions from your cohort analysis.
4. We note your disclosure on page 66 that contribution margin is not calculated in accordance with GAAP. Please revise to clarify how your calculations of revenues and expenses differ from GAAP.
Key Factors Affecting Our Performance, page 66

5. Please discuss your dependence on your relationships with accounting firms, financial institutions and Intuit and how they impact the key factors affecting your performance.
         For example, we note your disclosure on page 17 that your relationships with accounting firms accounted for approximately 54% of your total customers and 47% of your revenues for fiscal 2019 due, in part, to being an exclusive provider of business bill payment services for CPA.com. Please similarly discuss and quantify how your relationships with accounting firms, financial institutions and Intuit impacted these and other key performance factors for all periods presented. Discuss trends and whether you expect the trends to continue. To provide further context, describe the material terms of your key relationships, such as with CPA.com.
Key Business Metrics, page 67

6. Please clarify whether your total payment volume metric is net of reversals.
7. We note that you generate revenue from transaction fees that you charge on either a fixed or variable rate per transaction and, therefore, your revenues are influenced by both the number and value of transactions. Please revise to discuss and quantify the number of transactions for each period.
Business
Overview, page 84

8. Please confirm that you have obtained consents from each individual quoted on pages 84 and 85.
 Ren  Lacerte
FirstName LastNameRen  Lacerte
Bill.com Holdings, Inc.
Comapany 2019
October 3, NameBill.com Holdings, Inc.
Page 3
October 3, 2019 Page 3
FirstName LastName
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-7

9. Please tell us where cash flows from "funds held for customers" and "customer fund deposits" are reflected in the cash flows statements and explain your basis for such classification.
Notes to Consolidated Financial Statements
Note 1. The Company and Its Significant Accounting Policies
Revenue recognition, page F-10

10. We note your disclosure that the transaction price from non-cancelable annual contracts, including subscription and estimated transaction fees, is recognized based on the proportion of transactions processed to total estimated transactions. Please explain the basis for your accounting and refer to the authoritative guidance you relied upon. As part of your response, please tell us how you considered ASC 606-10-32-40. Also, please tell us the amount of revenue recognized from non-cancelable annual contracts in the periods presented.
Deferred costs, page F-12

11. Revise to disclose if additional sales commissions are paid upon contract renewal and, if so, whether such amounts are commensurate with the initial commissions. In addition, disclose how commissions paid for renewals are considered in your estimated benefit period and the period of time over which you amortize commission costs related to contract renewals. Refer to ASC 340-40-35-1 and 340-40-50-2.
12. You disclose on page 69 that sales and marketing expense includes costs to market and promote your platform through partnership arrangements. Please tell us how you determined such classification. Refer to ASC 606-10-32-25 and 26. As part of your response, please quantify these expenses for the period presented.
New accounting pronouncements, page F-14

13. Please tell us what consideration was given to disclosing the potential effects of the adoption of ASU 2016-15, ASU 2016-18 and ASU 2017-01. Refer for SAB Topic 11M.
Note 4. Funds Held for Customers, page F-20

14. Please revise to describe the restrictions applicable to the customer fund assets. In this regard, it appears that the assets are intended for the specific purpose of satisfying client fund obligations and therefore not freely available for general business use. Refer to Rule
         5-02(1) of Regulation S-X.
 Ren  Lacerte
FirstName LastNameRen  Lacerte
Bill.com Holdings, Inc.
Comapany 2019
October 3, NameBill.com Holdings, Inc.
October 3, 2019 Page 4
Page 4
FirstName LastName
Note 8. Stock-Based Compensation, page F-24

15. Please provide us with a breakdown of all stock-based compensation grants during
         2019 and the fair value of the underlying common stock used to value such grants. To the extent there were any significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.
         Please continue to update this analysis through effectiveness of the registration statement.
Note 14. Subsequent Events, page F-32

16. Please disclose any stock-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact, if material. Refer to ASC 855-10-50-2.
General

17. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
18. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms
         Compliance and Disclosure Interpretations.
19. Please disclose the basis for the following assertions in your prospectus:
           you are a leading provider of cloud-based software (pages 1, 61 and 84); and
           you maintain a leading position in the market (page 67).

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202)
551-3447 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      James D. Evans, Esq.